Exhibit 21
Subsidiaries of the Registrant

Subsidiary	State of Incorporation
GEOMET Technologies, LLC	Maryland

Versar International, Inc.	Delaware

Versar of Ohio, Inc.	Ohio

Versar Risk Management, Inc.	New York

Versar Laboratories, Inc.	Delaware

SCIMAN Corp.	Delaware

VEC Corp.	Pennsylvania

Versar Global Solutions, Inc.	Virginia

SBIS, Inc.	Delaware

Advent Environmental, Inc.	Kentucky

Professional Protection Systems, Inc.	United Kingdom

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